Delisting Determination, The Nasdaq Stock Market, LLC, June 28, 2024, RMG Acquisition Corp. III
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of RMG Acquisition Corp. III, effective at the opening of the trading session on July 8, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on December 20, 2023. On December 27, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On February 5, 2024, the Company received an additional delist determination letter pursuant to Listing Rule IM-5101-2.
On April 12, 2024, the Company withdrew its appeal.
The Company securities were suspended on April 23, 2024.
The Staff determination to delist the Company became final on April 23, 2024.